Exhibit 99.1

Total Voting Rights

Hong Kong, Shanghai, & Florham Park, NJ — Friday, August 30, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) hereby notifies the market that as at August 30, 2024, the issued share capital of HUTCHMED consisted of 871,469,720 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 871,469,720 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For illustrative purposes only, the 871,469,720 ordinary shares would be equivalent to 871,469,720 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 174,293,944 American depositary shares (each equating to five ordinary shares) which are traded on Nasdaq.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Іt has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines now marketed in China, the first of which is also marketed in the US and Europe. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500